Exhibit 21.1

GREENLAND TECHNOLOGIES HOLDING CORPORATION

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Zhongchai Holding (Hong Kong) Limited	Hong Kong

Hangzhou Greenland Robotics Technologies Co., Ltd.	People’s Republic of China

Zhejiang Zhongchai Machinery Co., Ltd.	People’s Republic of China

Zhejiang Shengte Transmission Co., Ltd.	People’s Republic of China

Shanghai Hengyu Enterprise Management Consulting Co., Ltd.	People’s Republic of China